UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 4, 2008

<u>Veridigm, Inc.</u>

(Exact Name of Registrant as Specified in its Charter)

Delaware	**000-30536**	**22-3530573**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17383 Sunset Boulevard, Suite B-280

Pacific Palisades, CA	**90272**
(Address)	(Zip Code)

Registrant's telephone number, including area code: 1 888 646 5677

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Contract

In a press release dated April 9, 2007, Veridigm Inc. ('the Company') announced the Company has entered into a definitive agreement to acquire 100% of the assets, liabilities and operations of Winevin International Inc. ("Winevin") (a Nevada Corp) and its wholly owned subsidiaries. The Company enacted the Definitive Agreement on April 4, 2008 with Winevin, whereby the Company has acquired Winevin as a wholly owned subsidiary. The Company will receive 100% of Winevin's issued and outstanding common shares of 7,363,000 in exchange for i) 1,564,384 shares of new restricted Veridigm common stock; and, ii) the assumption of approximately $600,000 in Winevin debt.

Winevin International Inc., (Nevada) was founded in 2000. Winevin is a wine manufacturing and distribution company. Operations include on premise winemaking operations in North America as well as bulk and bottled wine and spirits, distributed via retail outlets, wholesale and agency channels in North America and China.

Item 2.01 Completion of Acquisition or Disposition of Assets

See Item 1.01.

Item 3.02 Unregistered Sales of Equity Securities

Veridigm will issue 1,564,384 to 54 shareholders of Winevin on a *pari passu* basis of the ownership in Winevin's capital structure.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

10.1   Plan of Acquisition between Veridigm Inc. and Winevin International Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: Friday, April 18, 2008

Veridigm, Inc.

/s/ Gary P. Freeman

_____
Gary P. Freeman
President and CFO

VERIDIGM INC.,

2782513

(a Delaware Corporation)

Hereby offers to purchase one hundred percent of the equity of;

WINEVIN INTERNATIONAL INC.,

E0691802005-0

(a Nevada Corporation)

Validity - April 4th 2008

This Plan of Acquisition is made and dated April 4, 2008 (" the Dated Date") by and between the above referenced corporations.

1. The Parties to this Plan

(1.1) VERIDIGM INC., (VRGD - OTCBB) 17383 Sunset Blvd., Suite B-280, Pacific Palisades, California 90272

(1.2) WINEVIN INTERNATIONAL INC., (" WINE") (A NEVADA CORPORATION) AND ALL ASSETS AND LIABILITIES

2. The Capital structures of the relevant Parties:

(2.1) The Capital of VRDG consists of 510,000,000 authorized shares ($0.0001 par value), issued and outstanding 5,558,382 as of 2008-03-26

Authorized Preferred as follows;

   (2.1.1)   10,000,000 Authorized Series Preferred ($0.0001 par value)

   Issued and outstanding 2,142,000 Series Preferred shares 2008-03-26

(2.2) The Capital of WINE consists of 65,000,000 shares of common voting stock ($0.001 par value) authorized, of which 7,363,000 common shares are issued and outstanding as of the above Dated date

(2.3) The WINE shareholder list:

EXHIBIT ONE

3. Plan of Reorganization and Acquisition. Subject to the terms and conditions of this Plan of Reorganization and Acquisition, VRGD (Delaware) and WINE (Nevada) shall be reorganized, such that VRGD shall acquire WINE, and WINE shall be acquired into VRGD as a wholly

owned subsidiary inclusive of the assets and liabilities represented here. Both corporate entities will survive and continue.

EXHIBIT TWO DEBT ASSUMPTION

See Notes Exhibits - 1) Tupper Note / Warrant, 2) Aiden Demographics Note, 3) BC #0718806 LTD Note

4. Conditions Precedent.

(4.1) The Boards of Directors of both Corporations respectively shall have determined that it is advisable and in the best interests of each of them and both of them to proceed with the acquisition by the Public Corporation, in accordance with IRS §354 and 368. These U.S. tax provisions provide generally that no gain or loss be recognized from a statutory reorganization.

(4.2) The Shareholders of both Corporations respectively shall have approved the acquisition and this agreement, and each shall have been approved and adopted by the Board of Directors of in a manner consistent with the laws of its Jurisdiction and its constituent documents.

(4.3) Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete this Plan of Reorganization as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. The Due Diligence period, for purposes of this paragraph, shall expire on a date determined by the Parties;

(4.4)   The rights of dissenting shareholders, if any, of each party shall have been satisfied and the Board of Directors of each party shall have determined to proceed with this Plan of Reorganization and Acquisition.

(4.5) All of the terms, covenants and conditions of this Plan of Reorganization and Acquisition to be complied with or performed by each party for Closing shall have been complied with, performed or waived in writing; and

(4.6)   The representations and warranties of the Parties, contained in this Plan of Reorganization and Acquisition, as herein contemplated, except as amended, altered or

2

INITIAL

waived by the Parties in writing, shall be true and correct in all material respects at the Closing Date with the same force and effect as if such representations and warranties are made at and as of such time; and each party shall provide the other with a corporate certificate, of a director of each party, dated the
Closing Date, to the effect, that all conditions precedent has been met, and that all representations and warranties of such party are true and correct as of that date. The form and substance of each party's certification shall be in form reasonably satisfactory to the other.

(4.7) Each Corporation hereby represents and warrants that the foregoing recitals are true, correct and accurate.

5. Termination. This Plan of Reorganization and Acquisition may be terminated at any time prior to closing, whether before or after approval by the shareholders of either or both; (i) by mutual consent; or   (ii) by either party if the other is unable to meet the specific conditions precedent applicable to its performance within a reasonable time; or (iii) by either or both if holders of a sufficient number of securities exercises dissenters' rights such that to complete the transaction herein contemplated would create undue financial difficulty upon either or both. In the event that termination of this Plan of Reorganization and Acquisition by either or both, as provided above, this Plan of Reorganization and Acquisition shall forthwith become void and there shall be no liability on the part of either party or their respective officers and directors.

6. Conversion of 100% Issued and Outstanding shares of WINE   (Nevada) to VRGD common shares.

(6.1) Each and every share of authorized unissued shares of WINE held in WINE treasury shall be cancelled upon the Closing.

(6.2) The 100% of WINE common shares issued and outstanding shall be exchanged for 1,564,384 common shares of VRGD as here displayed:

EXHIBIT THREE -DISTRIBUTION OF INVESTMENT SHARES

VRDG Common shares as described means that such shares shall be "   Restricted Securities"   as defined in Rule 144(a), as promulgated by the Securities and Exchange Commission, of the United States, pursuant to §3(b) of the Securities Act of 1933.

"   THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND APPLICABLE STATE SECURITIES LAWS.   THESE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD,

3

INITIAL

MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL FOR THE CORPORATION THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS."

(6.2.1) Registration Rights
There are no existing rights or any existing or prospective share holder rights for Demand or Piggyback Registration of any securities of either party; nor contractual or other restrictions upon the rights of the issuer or any person to seek to register securities for sale, resale or as a class of securities for trading on NYSE, AMEX, NASDAQ, OTC BB OR PINK SHEETS or any recognized US stock exchange; except and unless provided for expressly in this Plan of Reorganization and Acquisition.

(6.2.2) Surviving Articles of Incorporation: the Articles of Incorporation of WINE shall remain in full force and effect. the Articles of Incorporation of VRGD shall remain in full force and effect.

(6.3) Surviving By-Laws: the VRDG By-Laws shall have been adopted or amended in form approved by WINE, before the Closing, and such By-Laws, as so adopted or amended, shall then remain in full force and effect, unchanged.

7. Rights of Dissenting Shareholders: The rights, if any, of dissenting shareholders shall be determined as follows:

(7.1) Before Closing: Before Closing, as hereafter defined, each of the corporations shall be responsible for the rights of its own dissenting shareholders. Each party shall be responsible for the handling of rights of its dissenting shareholders, if any. Either party shall have the right to terminate this Plan of Reorganization and Acquisition only if holders of a sufficient number of its shareholders exercise their lawful dissenters rights such that to complete the transactions herein contemplated would create undue burden upon it. Such determination shall be made by the Board of Directors of such party, in their sole discretion, acting reasonable.

(7.2) After Closing: After Closing, the Parent Company shall be the entity responsible for the rights of dissenting shareholders.

(7.3) Appointment of Agents. The Secretaries of State of the State of each party's domicile shall be appointed as agents for service of process for the shareholders of the corporations within their jurisdictions, or formerly within their jurisdictions, to whatever extent may be

4

INITIAL

required by the laws of either State.

8. Closing. Subject to the terms and conditions of this Plan of Reorganization and Acquisition, upon closing the transaction, the following events and transactions (" the Closing") will occur.

(8.1) VRGD shall acquire WINE pursuant to the laws of their respective states, together with all of the property, rights, subsidiaries (both wholly, majority and minority as applicable
interests of DINO and be subject to all the debts, liabilities and obligations of WINE
(8.2) Disclosed Liabilities of WINE: EXHIBIT TWO

(8.3) After Closing. The following events and transactions will occur immediately or shortly after Closing, and are deemed by the Parties to be an integral part of the Closing process, and material to this agreement:

(8.4) Subject to the uniform, customary principles, endorsed in the laws of Nevada, to the effect that the governance of the corporation be vested in the Board of Directors, and subject to the right and duty of VRGD 's duly appointed Board of Directors to make independent judgment as to all matters of corporate governance; the Parties intend that the existing Director or Directors of the resulting and Parent corporation shall, forthwith upon Closing, prepare such transitional corporate minutes and documents as are necessary and reasonably required to complete and effectuate the transition in a proper and business-like manner.

(8.5) Unless instructed otherwise in writing before Closing, or immediately following Closing, such transitional minutes and documents shall provide, among other matters:

First, for the nomination of and appointment of additional directors, as indicated, and the retirement and resignation of the existing directors, if any, and the recital and signature of the duly appointed director, to the effect that he shall have accepted his appointment and taken office immediately;

Second, for the designation or re-designation of auditors for WINE such appointment to continue until such time as their successor may be appointed pursuant to applicable laws;

Third, NA

Fourth, that fiscal year-end of WINE shall be and remain December 31st, unless otherwise determined by the Board of Directors;

Fifth, that the Officers be empowered and directed to issue the Preferred A shares of VRGD

5

INITIAL

for shares of WINE   to be exchanged and stock power transfer 144 shares as described ; unless such issuance has been made previously.

9. Articles of Share Exchange. The Directors shall, forthwith upon Closing, prepare and file Articles of Share Exchange with this Plan of Reorganization and Acquisition with the Secretary of State of Nevada if appropriate.

10. Closing/Effective Date: The Reorganization and Acquisition contemplated by this Agreement shall Close and become effective on the following dates: the Closing Date, shall be determined by the Boards of Directors of VRGD and WINE, in the manner provided by the laws of places of incorporation and consistent with the constituent corporate documents of each party, upon the satisfaction or waiver of all of the conditions precedent hereinbefore or hereinafter after set forth; the Effective Date shall be the date of filing the Articles of Share Exchange with the Secretary of State of Nevada.

11. Mutual Express Covenants:
(11.1) Further Assurances: The Directors of each Corporation shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein. Specifically, and without limitation: each party covenants to use all reasonable efforts to obtain all consents, approvals and waivers, including the approval of its directors and security holders, that may be necessary or desirable in order to complete the transactions contemplated herein; take such other measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated herein; afford to the other Parties hereto, and their financial and legal advisors, reasonable access during normal business hours, to the management, properties, books, contracts, commitments and records of such party and to allow the other party hereto and their advisors to perform an examination of the financial condition, business, affairs, property and assets of the party and during such period, shall promptly furnish to the other party hereto, a copy of all information concerning its business, properties and personnel as the other party hereto may reasonably request; and use all reasonable efforts to cause each of the conditions precedent set forth in this Plan of Reorganization and Acquisition to be completed or complied with on or before Closing, and to complete the actions following Closing necessary to make the Closing effective.

(11.2) Good Faith and Fair Dealing: Each Corporation covenants hereby to deal with each other and each other's shareholders fairly and in good faith, in all matters related to this Agreement and the events and transactions contemplated by it.

(11.3) Executory Period before Closing: Each Corporation agrees with the other that it will

6

INITIAL

not, during the " executory period" after the making of this Agreement and until Closing:

allot or issue any shares of its capital or enter into any agreement granting the right, by conversion, exchange or otherwise, to acquire any of its un-issued capital, except as contemplated herein; declare any dividends; sell all or any part of its assets, or otherwise enter into any transactions or negotiations which could reasonably be expected to interfere with or be inconsistent with the consummation of this Plan of Reorganization and Acquisition; amend or alter its constituent documents except as contemplated herein; or engage in any business, enterprise or activity materially different from that carried on by it at the date of this Plan of Reorganization and Acquisition or enter into any transaction or incur any obligation, expenditure or liability other than in the ordinary course of business, as presently conducted.

12. General Mutual Representations and Warranties. The purpose and general import of the Mutual Representations and Warranties are that each party has made appropriate full disclosure to the others, that no material information has been withheld, and that the information exchanged is or shall be accurate, true and correct. Each Corporation acknowledges and confirms that it is relying on such representations and warranties in connection with this Plan of Reorganization and Acquisition:

(12.1) Organization and Qualification. Each Corporation warrants and represents that it is duly organized and in good standing, and is duly qualified to conduct any business it may be conducting, as required by law or local ordinance.

(12.2) Corporate Authority. Each Corporation warrants and represents that it has Corporate Authority, under the laws of its jurisdiction and its constituent documents, to enter into this Agreement and to complete the transactions contemplated hereby.

(12.3) Ownership of Assets and Property. Each Corporation warrants and represents that it is duly incorporated and organized and validly subsisting and in good standing under the laws of its respective jurisdiction and has the corporate power and authority to own or lease its assets as now owned or leased and to carry on its business as now carried on and holds all necessary federal, state and municipal governmental licenses, permits and authorizations in connection therewith, except for those where the failure to hold such licenses, permits and authorizations would not have a material adverse effect on the business, prospects, property, financial condition or results of its operations. Each Corporation has lawful title and ownership of its property as reported to the other, and as disclosed in its financial statements.

(12.4) Current Compliance. To the best of each Corporation's knowledge, it is in compliance with all applicable governmental laws, by-laws, regulations and orders material to its

7

INITIAL

corporate existence, operations and properties.

(12.5) Absence of Certain Changes or Events. Each Corporation warrants and represents that there are and shall be at Closing no material changes of circumstances or events which have not been fully disclosed to the other party, and which, if different than previously disclosed in writing shall have been disclosed in writing as current as is reasonably practicable. Certain financial statements have been exchanged between the Parties, and others shall have been exchanged before Closing. All such financial statements together with the notes thereto present, and shall present fairly, the financial position of such corporation as of its respective date, and have been, or shall have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except that the unaudited financial statements may or may not contain notes and are subject to year-end adjustments). To the best of each party's respective knowledge, there have been no changes n the condition, financial or otherwise, or in the results of operations of either corporation which have had or may reasonably be expected to have a material adverse effect on the business, prospects, property, financial condition or results of operations of either. Neither Corporation has declared or paid any dividends or otherwise made any distribution of any kind or nature to any of its shareholders or has any material liabilities, debts or obligations, whether accrued, absolute or contingent, which have not been otherwise disclosed, or which shall not have been disclosed to the other.

(12.6) Litigation and Enforcements. There are no legal, arbitrable, governmental or other actions, proceedings or investigations pending or threatened against or otherwise affecting either Corporation or any of its assets, and to the best of each corporation's knowledge there has been no event or events which have occurred that could give rise to any such material action, proceeding or investigation. Each Corporation warrants and represents that there are no legal proceedings, administrative or regulatory proceedings, pending or suspected, which have not been fully disclosed in writing to the other.

(12.7) Absence of Undisclosed Liabilities. Each Corporation warrants and represents specifically that it has and shall have no material liabilities which have not been disclosed to the other, in the financial statements or otherwise in writing, before the Acquisition. " Undisclosed Liabilities" , as used herein, includes without limitation, contingent liabilities of any kind or sort, including without limitation, employment contracts, and corporate guaranties;

(12.8) No Breach of Other Agreements. Each Corporation warrants and represents that this Agreement, and the faithful performance of this agreement, will not cause any breach of any other existing agreement, or any covenant, consent decree, or undertaking by either, not disclosed to the other. Neither the execution and delivery of this Plan of Reorganization and Acquisition, the consummation of the transactions herein contemplated nor the

8

INITIAL

fulfillment of or compliance with the terms and provisions hereof or thereof will (i) result in or constitute a material default under, its articles or by-laws or any material agreement to which its is a party, (ii) constitute an event which would permit any party to any material agreement with it, to terminate such agreement or to accelerate the maturity of any indebtedness of it or other obligation of it, or (iii) result in the creation or imposition of any encumbrance upon its Shares or any of its assets.

(12.9) Capital Stock. Each Company warrants and represents that the issued and outstanding shares and all shares of capital stock of such corporation, is as detailed herein, that all such shares are in fact issued and outstanding, duly and validly issued, were issued as and are fully paid and non-assessable shares, and that, other than as represented in writing, there are no other securities, options, warrants or rights outstanding, to acquire further shares of such Corporation, except as mutually disclosed, represented and warranted hereinabove.

(12.10) Brokers' or Finder's Fees. Each Corporation warrants and represents that is unaware of brokers' fees/finders' fees.

13. Miscellaneous Provisions

(13.1) At the Closing Date, their shall be no undisclosed changes from that reflected in the statements exchanged by the Parties.

(13.2) Except as required by law, no party shall provide any information concerning the Acquisition or any aspect of the transactions contemplated by this Agreement to anyone other than their respective officers, employees and representatives without the prior written consent of the other Parties hereto. The aforesaid obligations shall terminate on the earlier to occur of (a) the Closing, or (b) the date by which any party is required under its articles or bylaws or as required by law, to provide specific disclosure of such transactions to its shareholders, governmental agencies or other third Parties. In the event that the transaction does not close, each party will return all confidential information furnished in confidence to the other.

(13.3) This Agreement may be executed simultaneously in two or more counterpart originals. The Parties can and may rely upon facsimile signatures as binding under this Agreement, however, the Parties agree to forward original signatures to the other Parties as soon as practicable after the facsimile signatures have been delivered.
(13.4) The Parties to this agreement have no wish to engage in costly or lengthy litigation with each other. Accordingly, any and all disputes which the Parties cannot resolve by agreement or mediation, shall be submitted to binding arbitration under the rules and auspices of the American Arbitration Association, as a further incentive to avoid disputes,

9

INITIAL

each party shall bear its own costs, with respect thereto, and with respect to any proceedings in any court brought to enforce or overturn any arbitration award. This provision is expressly intended to discourage litigation and to encourage orderly, timely and economical resolution of any disputes which may occur.

(13.5) If any provision of this Agreement or the application thereof to any person or situation or shall be held invalid or unenforceable, the remainder of the Agreement and the application of

such provision to other persons or situations shall not be affected thereby but shall continue valid and enforceable to the fullest extent permitted by law.

(13.6) No waiver by any party of any occurrence or provision hereof shall be deemed a waiver of any other occurrence or provision.

(13.7) The Parties acknowledge that both they and their counsel have reviewed and revised this agreement and that the normal rule of construction shall not be applied to cause the resolution of any ambiguities against any party presumptively. The Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

This Plan of Reorganization and Acquisition is executed on behalf of each Company by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents


VERIDIGM INC
(A Delaware corporation)

Gary P. Freeman
President


Friday, April 04, 2008

WINEVIN INTERNATIONAL INC.,
(NEVADA)

_____/S/_____

Sathi Rajan President and CEO
Voting 30.558% of WINEVIN COMMON SHARES
HEREBY AFFIX YOUR SEAL

_____/S/_____
William J Tupper -Director
Voting 33.954%   HEREBY AFFIX YOUR SEAL

10

INITIAL

EXHIBIT - ONE   SHAREHOLDER LIST

Investor	%	
		7,363,000
William J. Tupper	33.954%	
Sathi Rajan	30.558%	
Arif Jamani	3.395%	
W.Rogers	13.581%	
W.Rogers	6.790%	
Alexander Thomson	0.679%	
Nish Jamini	0.679%	
Karim Sanyani	0.679%	
Munir Ali	4.074%	
W. Scott Oakley	2.716%	
B. Teigen	0.054%	
Y & E Oakley	2.716%	
J. Mooney	0.001%	
F. Slongo	0.001%	
M. Slongo	0.001%	
E. Slongo	0.001%	
A.Slongo	0.001%	
V. Maslove	0.001%	
J. Perley-McField	0.007%	
A. Milton	0.001%	
C.Milton	0.001%	
S. Mooney	0.001%	
C. Boterbloe	0.001%	
R. Tupper	0.001%	
C. Tupper	0.001%	
C. Tupper	0.001%	
M. Mooney	0.001%	
S. Coming	0.001%	
A. Mooney	0.001%	
C. Mooney	0.001%	
S. Jamieson	0.001%	
R.Bauman	0.001%	
A. Tupper	0.001%	
K. Tupper	0.001%	

INITIAL

E. Tupper	0.001%
A. Marshell	0.001%
Russ McGinn	0.001%
Ryan McGinn	0.001%
L.J.Mcginn	0.001%
S. Duval	0.001%
E. Duval	0.001%
D. Duval	0.001%
K. Duval	0.001%
J. Dahlberg	0.001%
S. Tupper	0.001%
M. Oakely	0.014%
K Oakely	0.003%
S.Oakely	0.003%
M. Oakely	0.027%
C.Sherman	0.027%
L. Sherman	0.003%
Total:	100%

EXHIBIT THREE -		7,363,000	1,564,384
William J. Tupper	33.954%		531,121
Sathi Rajan	30.558%		478,047
Arif Jamani	3.395%		53,116
W.Rogers	13.581%		212,457
W.Rogers	6.790%		106,228
Alexander Thomson	0.679%		10,623
Nish Jamini	0.679%		10,623
Karim Sanyani	0.679%		10,623
Munir Ali	4.074%		63,737
W. Scott Oakley	2.716%		42,491
B. Teigen	0.054%		850
Y & E Oakley	2.716%		42,491
J. Mooney	0.001%		21
F. Slongo	0.001%		21
M. Slongo	0.001%		21
E. Slongo	0.001%		21
A.Slongo	0.001%		21
V. Maslove	0.001%		21
J. Perley-McField	0.007%		106
A. Milton	0.001%		21
C.Milton	0.001%		21
S. Mooney	0.001%		21

INITIAL

C. Boterbloe	0.001%	21
R. Tupper	0.001%	21
C. Tupper	0.001%	21
C. Tupper	0.001%	21
M. Mooney	0.001%	21
S. Coming	0.001%	21
A. Mooney	0.001%	21
C. Mooney	0.001%	21
S. Jamieson	0.001%	21
R.Bauman	0.001%	21
A. Tupper	0.001%	21
K. Tupper	0.001%	21
E. Tupper	0.001%	21
A. Marshell	0.001%	21
Russ McGinn	0.001%	21
Ryan McGinn	0.001%	21
L.J.Mcginn	0.001%	21
S. Duval	0.001%	21
E. Duval	0.001%	21
D. Duval	0.001%	21
K. Duval	0.001%	21
J. Dahlberg	0.001%	21
S. Tupper	0.001%	21
M. Oakely	0.014%	212

INITIAL

K Oakely	0.003%		42
S.Oakely	0.003%		42
M. Oakely	0.027%		425
C.Sherman	0.027%		425
L. Sherman	0.003%		42
Total:	100%		1,564,384

See Notes Exhibit 2) Tupper Note / Warrant, 2) Aiden Demographics Note, 3) BC #0718806 LTD Note

DEBT ASSUMPTION	$342,859	CASH	
DEBT ASSUMPTION	$150,000	Consultancy	2006
DEBT ASSUMPTION	$ 100,000	Consultancy	2007

See Notes Exhibits -) Tupper Note / Warrant, 2) Aiden Demographics Note, 3) BC #0718806 LTD Note

15

INITIAL

BYLAWS
WINEVIN INTERNATIONAL INC
BYLAWS
January 27th 2006

TABLE OF CONTENTS

ARTICLE 1.

SHAREHOLDER MEETINGS

MEETINGS

Section 1.1   Annual Meetings. Unless the Board of Directors selects another time, date and place, the annual meeting of the shareholders will be held at 10:00 a.m. on the third Thursday in May each year at the principal office of the Corporation. At the meeting, the shareholders will elect a Board of Directors and transact other business as needed.

Section 1.2   Special Meetings. A special meeting may be called at any time by the President, by the Board of Directors, or by the President or the Chairman of the Board of Directors upon written demand by the holders of a majority of the outstanding shares entitled to vote on the matter to be considered at the special meeting. The business to be conducted at a special meeting shall be limited to the matters set forth in the notice of the meeting.

NOTICE

Section 1.3   Notice. The President or Secretary shall cause written notice of meetings to be sent, at least ten (10) days and no more than sixty (60) days prior to a meeting, to each shareholder of record entitled to vote at the meeting. The notice will Nevada the date, time and place of the meeting and, for a special meeting, the matter(s) to be considered.

Notice sent by mail will be considered delivered when it is deposited in the United Nevadas Mail with postage prepaid and addressed to the shareholder at the address appearing on the current shareholder records.

Section 1.4   Waiver of Notice. A shareholder may waive any required notice or any objection based on defective notice by:

- signing a written waiver, identifying the meeting for which the waiver applies and delivering it to the Corporation. Any written waiver shall be included in the minutes of the meeting.

- attending the meeting and not objecting at the beginning to holding the meeting.

- attending the meeting and not objecting to consideration of a specific matter because it is not within the purposes of the meeting notice.

VOTING

Section 1.5   Voting. Unless the Certificate of Incorporation provides otherwise, each shareholder is entitled to one vote for each share of common stock entitled to vote on the matter being considered. Shares may be cast in person or by proxy.

Section 1.6   Quorum, Vote Required. A quorum is present when a majority of the shares outstanding and entitled to vote on a matter are represented at the meeting in person or by proxy. If a quorum is present, an action is approved if more votes are cast in favor than cast in opposition, unless a greater number of votes is required by the "NEVADA" General Corporation Law or the Certificate of Incorporation.

Section 1.7   Adjourned Meeting. A majority of votes represented at a meeting of shareholders, even if not a quorum, may adjourn the meeting to a different time, date, or place. No further notice of the adjourned meeting is required if the new time, date, and place is announced at the meeting prior to adjournment and the new meeting date is within one hundred twenty (120) days from the original meeting.

Section 1.8   Action Without Meeting. Shareholders may take action without a meeting so long as all of the shareholders entitled to vote on the matter sign a written consent and deliver it to the Corporation for inclusion in the minutes or filing with the corporate records. The action is effective when the last shareholder signs the consent, unless a later effective date is specified. A consent signed under this section has the effect of a meeting vote and may be described as such.

The record date for determining which shareholders are entitled to take action is the date the first shareholder signs the consent unless another date is set by the Board of Directors. If the "NEVADA" General Corporation Law requires that notice of a proposed action be given to nonvoting shareholders and the action is to be taken by unanimous consent, then a minimum of ten (10) days written notice of the proposed action will be given to nonvoting shareholders.

ARTICLE 2.

BOARD OF DIRECTORS

ELECTION, VACANCY, REMOVAL

Section 2.1   Powers of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. All corporate powers shall be exercised by or under the direction of the Board of Directors.

Specifically, the Board of Directors will have the power to determine net earnings, the amount needed for working capital, and dividends. Such determinations by the Board of Directors will be final and conclusive.

The Board of Directors may designate one or more officers of the Corporation who will have the power to sign all documents executed by the Corporation. In the absence of a designation, the President is so designated.

Section 2.2   Number and Election of Directors. The Board of Directors will consist of at least One and no more than 5 directors. The Board of Directors will establish the number of directors within this range from time to time. A decrease in the number of directors will not shorten the term of any incumbent director. At each annual meeting, the shareholders will elect directors by a plurality of votes.

Section 2.3   Vacancies. The Board of Directors may fill any vacancy occurring in the Board of Directors. If the remaining directors do not constitute a quorum, the vacancy may be filled by a vote of a majority of the remaining directors.

Section 2.4   Terms of Directors. Each director will hold office until the next annual meeting of shareholders subject to prior death, resignation or removal. A director elected to fill a vacancy will serve until the next shareholder's meeting at which directors are elected subject to prior death, resignation or removal. A director continues to serve, even if the director's term ends, until a successor is elected, the number of directors is reduced or the director is removed.

Section 2.5   Removal of Directors. Unless otherwise provided by the Certificate of Incorporation, the majority holders may remove any officer (s) or director (s) from office, with or without cause. A director (s) may be removed at a Board meeting called for that purpose.

MEETINGS, NOTICE

Section 2.6   Annual Meeting. The Board of Directors will hold an annual meting without notice immediately after the annual meeting of shareholders. The Board of Directors may also designate another time for the annual meeting but must provide notice of a special meeting. The annual meeting will be held at the principal office of the Corporation unless the Board of Directors selects another location.

Section 2.7   Regular Meetings. The Board of Directors may resolve to have regular meetings. No notice is required for regular meetings unless the Board of Directors chooses to require notice.

30039172.01

Section 2.8   Special Meetings. Special meetings of the Board of Directors may be called by the President, the Chief Executive Officer or any member of the Board of Directors.

Section 2.9   Emergency Meetings. Emergency meetings of the Board of Directors may be called by the Convertible Debenture Holders only.

Notice must be given to each director by mail, oral or written notice, at least four (4) hours prior to the special meeting or emergency meeting. Notice by email or fax, or mail must be first class mail (postage prepaid), addressed to the director at the director's address appearing on the Corporation's records and must be sent prior to the meeting.

No notice is required for a Emergency meeting if all members of the Board of Directors are present and consent to a meeting. Notice of a Emergency meeting need not Nevada a purpose.

Section 2.9   Telephonic Meetings. The Board of Directors may permit all directors to participate in a meeting by conference telephone call so long as all of the directors can hear each other at the same time. Participation in such a meeting is the same as presence in person at the meeting. Verbal agreements are taken as confirmed in Telephonic meetings.

WAIVER OF NOTICE

Section 2.10   Waiver of Notice. A director may waive any required notice by:

- signing a written waiver, specifying the meeting for which notice is waived and delivering it to the Corporation. Any written waiver shall be included in the minutes of the meeting.

- attending the meeting, unless the director either (i) objects to holding the meeting at the beginning of the meeting or promptly upon the director's arrival or (ii) objects to transacting business at the meeting and then does not vote for any action taken at the meeting.

VOTING

Section 2.11   Quorum. A majority of the number of directors that has been established pursuant to Section 2.2 of these Bylaws will constitute a quorum. For example, if the number of directors has been set at eight, a quorum is five directors, even if one or more director positions are vacant.

Section 2.12   Voting. If a quorum is present when an action is taken, it is approved by the vote of a majority of those present, unless the Certificate of Incorporation or these Bylaws provide otherwise.

Section 2.13   Action Without Meeting. The Board of Directors may take action without a meeting if a written consent(s) describing the action taken is signed by each director and included in the minutes and corporate records. The action is effective when the last director signs the consent, unless the consent specifies a later effective date. A consent under this section is the same as an action approved by the Board of Directors at a meeting and may be described as such.

COMMITTEES, CHAIRMAN

Section 2.14 <u>Committees</u>. The Board of Directors may designate one or more committees, each of which must consist of one or more directors. Each committee will have powers and perform duties as delegated by the Board of Directors, except that no committee will have the authority to:

- approve any distributions to shareholders, except as permitted below;

- amend the Certificate of Incorporation, except as permitted below;

- adopt a plan of merger;

- recommend to the shareholders the disposition of all or substantially all the assets of the Corporation other than in the ordinary course of its business;

- recommend to the shareholders voluntary dissolution of the Corporation or that dissolution be revoked;

- approve or propose actions required to be approved by the shareholders;

- approve a plan of merger which does not require shareholder approval;

- authorize any reacquisition of shares of the Corporation, except in accordance with a formula prescribed by the Board of Directors;

- authorize or approve the issuance, sale or contract for sale of shares of the Corporation's stock except (i) as to a predetermined maximum number of shares under the express authority of the Board of Directors or (ii) pursuant to a stock compensation plan under the express authority of the Board of Directors.

- determine the designation and relative rights, preferences and limitations of shares, unless the Board of Directors has set a maximum number of shares and expressly delegated this authority to the committee;

- amend the Bylaws for the Corporation; or

- fill vacancies on the Board of Directors or on any of its committees; or

- take any other action which the "NEVADA" Revised Statutes prohibits a committee of a board of directors to take.

The provisions of Sections 2.6, 2.7, 2.8, 2.9, 2.10, 2.11, 2.12 and 2.13 of the Bylaws will also apply to all committees of the Board of Directors. Each committee will keep written records of its activities. Each committee will report any action taken to the Board of Directors at the next Board meeting. The Board may then ratify, revise or alter such action, but no rights or acts of third parties will be affected by the Board's action.

Section 2.15   Chairman of the Board.   The Board of Directors shall elect one non director to be Chairman of the Board of Directors. The Chairman will advise and consult with the Board of Directors and the officers of the Corporation to determine corporate policies. The Chairman will preside at all Board of Directors and shareholder meetings, and will perform other functions designated by the Board of Directors.

ARTICLE 3.

OFFICERS

Section. 3.1   Composition.   The officers of this Corporation must include a President and a Secretary. The officers may also include a separate Chief Executive Officer, one or more Vice President(s) and a Treasurer. The Board of Directors will elect the officers of the Corporation at its annual meeting and appoint other officers, assistant officers and agents as appropriate. Any vacancies may be filled by the Board of Directors. Each officer will hold his or her office until the next annual meeting of the Board of Directors or until the election of a successor, subject to prior death, resignation or removal.

Section 3.2   Chief Executive Officer.   The Board of Directors may designate an officer or the Chairman of the Board of Directors to serve as the Chief Executive Officer. The Chief Executive Officer will be responsible for implementing the policies of the Corporation as Nevadad by the Board of Directors and will have general supervisory responsibility over the affairs of the Corporation. Unless otherwise provided by the Board of Directors, the Chief Executive Officer will have the authority to hire and fire employees and to take action as appropriate to implement the policies of the Board of Directors.

Section 3.3   President.   If there is no Chief Executive Officer, the President will have all the responsibilities set forth in Section 3.2 and may be referred to as the Chief Executive Officer. The President may sign any documents that require the signature of the President. The President will have responsibilities delegated by the Chief Executive Officer or Board of Directors. The President may preside at Board of Directors and shareholder meetings if the Chairman of the Board of Directors is either absent or requests that the President preside. Upon the death, resignation or removal of the President, the Board of Directors may appoint another person to serve as "acting" President until the office is filled by the Board of Directors. Unless otherwise provided, an "acting" President will have all responsibilities of the President.

Section 3.4   Vice President.   A Vice President will have the responsibilities delegated by the Board of Directors, the Chief Executive Officer or the President. If there is more than one Vice President, the Board of Directors may designate the order of seniority and/or the areas of responsibility of the Vice Presidents. A Vice President (or if more than one, the Vice Presidents in order of seniority and/or area of responsibility) will have all of the powers and perform all of the duties of the President if the President is unavailable.

Section 3.5   Secretary.   The Secretary will keep all the records of the Corporation unless called upon to transfer such records to another party. The Secretary will give notice of meetings and will perform other duties as prescribed by the Board of Directors.

Section 3.6   <u>Treasurer</u>. The Treasurer will be responsible for depositing, monitoring and investing all funds of the Corporation. The Treasurer will keep accurate books and will make reports of financial transactions to the Board of Directors. The Treasurer will also perform such other duties as may be prescribed by the Board of Directors. The Board of Directors may delegate the duties of the Treasurer to a Vice President, Finance or a Chief Financial Officer.

Section 3.7   <u>Removal</u>. The directors may remove any officer from office with or without cause. Removal will not impair any contract rights of (i) the officer removed, (ii) the Corporation or (iii) of any other person or entity.

30039172.01

ARTICLE 4.

SECURITIES

Section 4.1   Certificates.   All stock of this Corporation will be represented by certificates signed by (i) the President or a Vice President and (ii) the Secretary or an Assistant Secretary, and may be sealed with the seal or a copy of the seal of the Corporation.

Section 4.2   Transfer Agent and Registrar.   The Board of Directors may appoint a Transfer Agent(s) and Registrar(s) for stock of the Corporation. The signatures of the President or a Vice President and the Secretary or an Assistant Secretary upon a certificate may be copies if the certificate has the original signature of a Transfer Agent, or is registered by a Registrar.

Section 4.3   Transfer. Title to a stock certificate in this Corporation can be transferred in only two ways: (i) by delivery of the certificate endorsed by the owner of the stock being transferred or (ii) by delivery of the certificate and a separate document containing a written assignment of the certificate or a power of attorney to transfer the certificate, signed by the owner.

Section 4.4   Necessity for Registration.   Until a stock transfer is registered in the Corporation's transfer books, the Corporation may treat the registered owner of the stock as the person entitled to vote the stock; to receive notices; to receive payment of interest; to receive payment of any dividend whether paid in cash or any other form; and to otherwise enjoy any rights of an owner.

Section 4.5   Fixing Record Date. The Board of Directors may fix a record date for the purpose of determining the registered owners of stock who are entitled to:

- notice of any meeting of the shareholders or an adjournment;
- vote on any matter;
- receive payment of any dividend or distribution, whether paid in cash or in any other form;
- otherwise enjoy any rights of an owner;

or for any other proper purpose. The record date must not be more than sixty (60) days prior to the date for the particular action to be taken. If the action is a meeting or vote of shareholders, then the record date shall not be less than ten (10) days prior to the meeting or vote. If no record date is established by the Board of Directors, the record date shall be the close of business on the date next preceding the date on which notice of the meeting is given, or, if notice is waived, at the close of business on the date next preceding the day on which the meeting is held.

Section 4.6   Record Date for Adjourned Meeting. If a meeting is adjourned, the record date determining shareholders entitled to notice of or to vote at a meeting will remain effective. The Board of Directors may, however, fix a new record date. If a meeting is adjourned to a date more than one hundred twenty (120) days after the original date then the Board of Directors shall fix a new record date.

Section 4.7   Lost Certificates. In case of a lost stock certificate, a duplicate certificate may be issued in its place under the direction of the Board of Directors.

ARTICLE 5.

AMENDMENTS

Unless otherwise provided in the Certificate of Incorporation, the Board of Directors may amend or repeal the Bylaws of the Corporation at any meeting, subject to amendment or repeal by the shareholders. Notice of the proposed change must be included in the notice for the meeting unless notice is waived pursuant to Section 2.10.

ARTICLE 6.

SEVERABILITY

If any provision of these Bylaws is found to be invalid, the validity of the remaining provisions will not be affected.

ADOPTED by the Board of Directors of the Corporation as of Thursday, March 27, 2008

SEALED

President _____

30039172.01

WINEVIN INTERNATIONAL INC.,
#E0691802005-0

CONSOLIDATED SUBORDINATED CONVERTIBLE DEBENTURE

Original Issue Jan 27th, 2006
$342,859.00

This CONSOLIDATED SUBORDINATED CONVERTIBLE DEBENTURE (the "Debenture") is issued by Winevin International Inc., a Nevada corporation (the "Obligor"), to William Tupper Esq. (the "Holder").

On or about Jan 27th 2006, the Obligor issued to the Holder the first of a series of Promissory Notes (the "Jan 27th 2006 – 11th Oct 2007 Notes") (Exhibit Schedule).

This CONSOLIDATED SUBORDINATED CONVERTIBLE DEBENTURE represents principle of $331,265.00 (three hundred and thirty one thousand, two hundred and sixty five plus $11,594 (eleven thousand, five hundred and ninety four) of accrued and unpaid interest through the date hereof, for the total sum of $342,859 (Three hundred and forty thousand thousand, eight hundred and fifty nine).This CONSOLIDATED SUBORDINATED CONVERTIBLE DEBENTURE is being issued to replace and consolidate the outstanding principal and accrued interest of the "Jan 27th 2006 – 11th Oct 2007 Notes.

FOR VALUE RECEIVED, pursuant to the 2004 Jan 27 06 – Oct 11 07 Notes, the Obligor hereby promises to pay to the Holder or its successors and assigns the principal sum of $331,265 together with accrued but unpaid interest of $11,594 due on or before Jan 27th, 2008(the "Maturity Date") in accordance with the following terms:

Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to three and one-half percent (3.5%). Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder will be paid to the Holder or its assignee (as defined in Section 5) in whose name this Debenture is registered on the records of the Obligor regarding registration and transfers of Debentures (the "Debenture Register").

Right of Redemption. The Obligor at its option shall have the right, with three (3) business days advance written notice (the "Redemption Notice"), to redeem a portion or all amounts outstanding under this Debenture prior to the

Maturity Date. The Obligor shall pay an amount equal to the principal amount being redeemed plus a redemption premium ("Redemption Premium") equal to twenty percent (20%) of the principal amount being redeemed, and accrued interest, (collectively referred to as the "Redemption Amount"). The Obligor shall deliver to the Holder the Redemption Amount on the third (3rd) business day after the Redemption Notice.

Notwithstanding the foregoing in the event that the Obligor has elected to redeem a portion of the outstanding principal amount and accrued interest under this Debenture the Holder shall be permitted to convert all or any portion of this Debenture during such three business day period.

 Security Agreements. This Debenture is secured by that certain Security Agreement dated Jan 27th 2006, or as subsequently amended (the "Security Agreement"), between the Obligor and the Holder.

Rights of First Refusal. So long as any portion of this Debenture is outstanding (including principal or accrued interest), if the Obligor intends to raise additional capital by the issuance or sale of capital stock of the Obligor, including without limitation shares of any class of Common Stock, any class of preferred stock, options, warrants or any other securities convertible or exercisable into shares of Common Stock (whether the offering is conducted by the Obligor, underwriter, placement agent or any third party) the Obligor shall be obligated to offer to the Holder such issuance or sale of capital stock, by providing in writing the principal amount of capital it intends to raise and outline of the material terms of such capital raise, prior to the offering such issuance or sale of capital stock to any third parties including, but not limited to, current or former officers or directors, current or former shareholders and/or investors of the obligor, underwriters, brokers, agents or other third parties. The Holder shall have ten (10) business days to commit in writing from receipt of such notice of the sale or issuance of capital stock to accept or reject all or a portion of such capital raising offer.

This Debenture is subject to the following additional provisions:

Section 1. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2. Events of Default.

(a) An "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) Any default in the payment of the principal of, interest on or other charges in respect of this Debenture, or any other Debenture issued to the Holder, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise);

(ii) The Obligor shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) hereof) or any Transaction Document (as defined in Section 5) which is not cured with in the time prescribed;

(iii) The Obligor or any subsidiary of the Obligor shall commence, or there shall be commenced against the Obligor or any subsidiary of the Obligor under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Obligor or any subsidiary of the Obligor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Obligor or any subsidiary of the Obligor or there is commenced against the Obligor or any subsidiary of the Obligor any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Obligor or any subsidiary of the Obligor is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Obligor or any subsidiary of the Obligor suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Obligor or any subsidiary of the Obligor makes a general assignment for the benefit of creditors; or the Obligor or any subsidiary of the Obligor shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Obligor or any subsidiary of the Obligor shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Obligor or any subsidiary of the Obligor shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Obligor or any subsidiary of the Obligor for the purpose of effecting any of the foregoing;

(iv) The Obligor or any subsidiary of the Obligor shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Obligor or any subsidiary of the Obligor in an amount exceeding $100,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(v) NOT APPLICABLE

(vi) The Obligor or any subsidiary of the Obligor shall be a party to any Change of Control Transaction (as defined in Section 5);

(vii) The Obligor shall fail for any reason to deliver Common Stock certificates to a Holder prior to the fifth (5th) Trading Day after a Conversion Date or the Obligor shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Debenture in accordance with the terms hereof;

(viii) The Obligor shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within three (3) days after notice is claimed delivered hereunder;

(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Common Stock of the Obligor. In addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Obligor hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Debenture or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Debenture or the sale of the Underlying Shares.

Section 3. Conversion.

(a) Conversion at Option of Holder.

(i) This Debenture shall be convertible into shares of Common Stock at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 5) (subject to the limitations on conversion set forth in Section 3(b) hereof). The number of shares of Common Stock issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Debenture to be converted by (y) the Conversion Price (as defined in Section 3(c)(i)). The Obligor shall deliver Common Stock certificates to the Holder prior to the third (3rd) trading day after a Conversion Date.

(ii) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Common Stock at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in shares of Common

4

Stock; (2) the Common Stock is not listed or quoted for trading on the OTC or on a Subsequent Market; (3) the Obligor has failed to timely satisfy its conversion; or (4) the issuance of such shares of Common Stock would result in a violation of Section 3(b), then, at the option of the Holder, the Obligor, in lieu of delivering shares of Common Stock pursuant to Section 3(a)(i), shall deliver, within three (3) Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price, chosen by the Holder, and multiplied by the highest closing price of the stock from date of the conversion notice till the date that such cash payment is made.

Further, if the Obligor shall not have delivered any cash due in respect of conversion of this Debenture or as payment of interest thereon by the fifth (5th) Trading Day after the Conversion Date, the Holder may, by notice to the Obligor, require the Obligor to issue shares of Common Stock pursuant to Section 3(c), except that for such purpose the Conversion Price applicable thereto shall be the lesser of the Conversion Price on the Conversion Date and the Conversion Price on the date of such Holder demand. Any such shares will be subject to the provisions of this Section.

(iii) The Holder shall effect conversions by delivering to the Obligor a completed notice in the form attached hereto as Exhibit A (a "Conversion Notice"). The date on which a Conversion Notice is delivered is the "Conversion Date." Unless the Holder is converting the entire principal amount outstanding under this Debenture, the Holder is not required to physically surrender this Debenture to the Obligor in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Obligor shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.

(b) Certain Conversion Restrictions.

(i) A Holder may not convert this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of interest on, this Debenture held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Obligor the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.9% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Obligor shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 3(a)(i) and, at the option of the Holder, either retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess principal amount to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Obligor. Other Holders shall be unaffected by any such waiver.

(c) Conversion Price and Adjustments to Conversion Price.

(i) The conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to fifty percent (50%) of the lowest Closing Bid Price of the Common Stock during the thirty (30) days trading days immediately preceding the Conversion Date, as quoted by Bloomberg, LP.

(vi) In case of any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option,

(A) convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Common Stock following such reclassification or share exchange, and the Holder of this Debenture shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Obligor into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture could have been converted immediately prior to such reclassification or share exchange would have been entitled, or

(B) require the Obligor to prepay the outstanding principal amount of this Debenture, plus all interest and other amounts due and payable thereon. The entire prepayment price shall be paid in cash. This provision shall similarly apply to successive reclassifications or share exchanges.

(vii) The Obligor shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock issuable upon conversion of all outstanding amounts under this Debenture; and within three (3) Business Days following the receipt by the Obligor of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Obligor shall promptly reserve a sufficient number of shares of Common Stock to comply with such requirement.

(x) If (A) the Obligor shall declare a dividend (or any other distribution) on the Common Stock; (B) the Obligor shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Obligor shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Obligor shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Obligor is a party, any sale or transfer of all or substantially all of the assets of the Obligor, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or (E) the Obligor shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Obligor; then, in each case, the Obligor shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Obligor, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day calendar period commencing the date of such notice to the effective date of the event triggering such notice.

(xi) In case of any (1) merger or consolidation of the Obligor or any subsidiary of the Obligor with or into another Person, or (2) sale by the Obligor or any subsidiary of the Obligor of more than one-half of the assets of the Obligor in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

(d) Other Provisions.

(i) The Obligor covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Obligor as to reservation of such shares set forth in this Debenture) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 3(c)) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Obligor covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(ii) Upon a conversion hereunder the Obligor shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Obligor elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iii) The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Obligor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debenture so converted and the Obligor shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Obligor the amount of such tax or shall have established to the satisfaction of the Obligor that such tax has been paid.

(iv) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Obligor 's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v) In addition to any other rights available to the Holder, if the Obligor fails to deliver to the Holder such certificate or certificates pursuant to Section 3(a)(i) by the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Obligor shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the market price of the Common Stock at the time of the sale giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a Debenture in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Obligor timely complied with its delivery requirements under Section 3(a)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the market price of the Underlying Shares on the date of conversion was a total of $10,000 under clause (A) of the immediately preceding sentence, the Obligor shall be required to pay the Holder $1,000. The Holder shall provide the Obligor written notice indicating the amounts payable to the Holder in respect of the Buy-In.

Section 4. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Obligor, to:

If to the Holder:

or at such other address and/or facsimile number and/or to the attention of such
other person as the recipient party has specified by written notice given to
each other party three (3) business days prior to the effectiveness of such
change. Written confirmation of receipt (i) given by the recipient of such
notice, consent, waiver or other communication, (ii) mechanically or
electronically generated by the sender's facsimile machine containing the time,
date, recipient facsimile number and an image of the first page of such
transmission or (iii) provided by a nationally recognized overnight delivery
service, shall be rebuttable evidence of personal service, receipt by facsimile
or receipt from a nationally recognized overnight delivery service in accordance
with clause (i), (ii) or (iii) above, respectively.

    Section 5. Definitions. For the purposes hereof, the following terms shall
have the following meanings:

    "Business Day" means any day except Saturday, Sunday and any day which
shall be a federal legal holiday in the United States or a day on which banking
institutions are authorized or required by law or other government action to
close.

    "Change of Control Transaction" means the occurrence of (a) an acquisition
after the date hereof by an individual or legal entity or "group" (as described
in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control
(whether through legal or beneficial ownership of capital stock of the Obligor, by contract or
otherwise) of in excess of fifty percent (50%) of the voting securities of the Obligor (except
that the acquisition of voting securities by the Holder shall not constitute a Change of Control
Transaction for purposes hereof),
(b) a replacement at one time or over time of more than one-half of the members of the board
of directors of the Obligor which is not approved by a majority of those individuals who are
members
of the board of directors on the date hereof (or by those individuals who are
serving as members of the board of directors on any date whose nomination to the
board of directors was approved by a majority of the members of the board of
directors who are members on the date hereof), (c) the merger, consolidation or
sale of fifty percent (50%) or more of the assets of the Obligor or any
subsidiary of the Obligor in one or a series of related transactions with or
into another entity, or (d) the execution by the Obligor of an agreement to

which the Obligor is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c).

"Commission" means the Securities and Exchange Commission.

"Common Stock" means the common stock, par value, of the Obligor and stock of any other class into which such shares may hereafter be changed or reclassified.

"Conversion Date" shall mean the date upon which the Holder gives the Obligor notice of their intention to effectuate a conversion of this Debenture into shares of the Obligor's Common Stock as outlined herein.

"Closing Bid Price" means the price per share in the last reported trade of the Common Stock on the OTC or on the exchange which the Common Stock is then listed as quoted by Bloomberg, LP.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Original Issue Date" shall mean the date of the first issuance of this Debenture regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Debenture.

"Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Trading Day" means a day on which the shares of Common Stock are quoted on the OTC or quoted or traded on such Subsequent Market on which the shares of Common Stock are then quoted or listed; provided, that in the event that the shares of Common Stock are not listed or quoted, then Trading Day shall mean a Business Day.

"Transaction Documents" means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Irrevocable Transfer Agent Instructions, and the Registration Rights Agreement.

"Underlying Shares" means the shares of Common Stock issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

"Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

Section 6. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Obligor, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Obligor. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein. As long as this Debenture is outstanding, the Obligor shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

Section 7. This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Obligor, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Obligor, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

Section 8. If this Debenture is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Obligor.

Section 9. No indebtedness of the Obligor is senior to this Debenture in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder's consent, the Obligor will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Obligor under this Debenture.

Section 10. This Debenture shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of Nevada, and the U.S. District Court for the District of Nevada in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

Section 11. If the Obligor fails to strictly comply with the terms of this Debenture, then the Obligor shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys' fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder's rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 12. Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

Section 13. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 14. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 15. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

IN WITNESS WHEREOF, the Obligor has caused this Debenture to be duly executed by a duly authorized officer as of the date set forth above.

          Winevin International Inc.,

          By: _____
          Name:
          Title: President & CEO
          Date

Holder

By _____
Name
Date

CORP SEAL (*IF NO SEAL PLEASE NOTARIZE HERE*)

EXHIBIT "A"

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $_____
of the principal amount of the above Debenture into Shares of Class A Common
Stock of Winevin International Inc., according to the conditions stated therein, as of the
Conversion Date written below.

Conversion Date:

Applicable Conversion Price:

Signature:

Name:

Address:

Amount to be converted: $

Amount of Debenture unconverted: $

Conversion Price per share: $

Number of shares of Common
Stock to be issued:

Please issue the shares of
Common Stock in the following
name and to the following address:

Issue to:

Authorized Signature:

Name:

Title:

Phone Number:

Broker DTC Participant Code:

Account Number:

The Jan 27th 2006 – 11th Oct 2007 Notes Schedule

Winevin Promissory Notes:

Note #	Date	Amt
No1	Jan 27,2006	$162,872.27
No2	2-Feb-06	$20,000.00
No3	March 15,2006	$15,000.00
No4	6-Apr-06	$30,000.00
No5	4-May-06	$15,000.00
No6	30-May-06	$10,000.00
No7	1-Aug-06	$36,500.00
No8	22-Jan-07	$25,627.73
No9	22-Feb-07	$20,000.00
No10	11-Oct-07	$7,892.00
no11	DATE	$55,288.78
		$398,180.78

Payments Made on Note No. 1:	Notes	Amt	Balance:
27-Jan-06	Principal		$162,872.30
27-Jan-06	Payment	$2,875.00	$159,997.30
3-Mar-06	Payment	$25,017.00	$134,980.30
18-Dec-07	Payment	$1,700.00	$133,280.30
Balance owing on Note #1		$29,592.00	**$133,280.30**

Haircut 12.5%

Total Owing in Promissory Notes	$368,588.81		
Preferred Shares cancellation	10,000.00		
	$378,588.81	$47,323.60	**$331,265**

WINEVIN INTERNATIONAL INC.,
#E0691802005-0

CONVERTIBLE DEBENTURE
Original Issue Jan 24th, 2006
$150,000.00

This CONSOLIDATED SUBORDINATED CONVERTIBLE DEBENTURE (the "Debenture") is issued by Winevin International Inc., a Nevada corporation (the "Obligor"), to BC 0718806 Ltd. (the "Holder").

On or about Jan 24th 2006, the Obligor issued to the Holder a Consultancy Agreement valued at $150,000. The Obligator hereby accrues, supersedes and settles with this Debenture (Exhibit Schedule).

This CONVERTIBLE DEBENTURE represents principle of $150,000.00 (one hundred and fifty thousand). This CONVERTIBLE DEBENTURE is being issued to replace and consolidate the outstanding principal owed to the Holder in lieu of payment.

FOR VALUE RECEIVED, pursuant to the attached Consultancy agreement, the Obligor hereby promises to pay to the Holder or its successors and assigns the principal sum of $150,000.00 on or before Jan 24th, 2009 (the "Maturity Date") in accordance with the following terms:

Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to zero percent (0%).

Notwithstanding the foregoing in the event that the Obligor has elected to redeem a portion of the outstanding principal amount and accrued interest under this Debenture the Holder shall be permitted to convert all or any portion of this Debenture during such three business day period.

This Debenture is subject to the following additional provisions:

Section 1. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2. Events of Default.

(a) An "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) Any default in the payment of the principal of, interest on or other charges in respect of this Debenture, or any other Debenture issued to the Holder, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise);

(ii) The Obligor shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) hereof) or any Transaction Document (as defined in Section 5) which is not cured with in the time prescribed;

(iii) The Obligor or any subsidiary of the Obligor shall commence, or there shall be commenced against the Obligor or any subsidiary of the Obligor under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Obligor or any subsidiary of the Obligor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Obligor or any subsidiary of the Obligor or there is commenced against the Obligor or any subsidiary of the Obligor any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Obligor or any subsidiary of the Obligor is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Obligor or any subsidiary of the Obligor suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Obligor or any subsidiary of the Obligor makes a general assignment for the benefit of creditors; or the Obligor or any subsidiary of the Obligor shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Obligor or any subsidiary of the Obligor shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Obligor or any subsidiary of the Obligor shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Obligor or any subsidiary of the Obligor for the purpose of effecting any of the foregoing;

(iv) The Obligor or any subsidiary of the Obligor shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Obligor or any subsidiary of the Obligor in an amount exceeding $10,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(v) NOT APPLICABLE

(vi) The Obligor or any subsidiary of the Obligor shall be a party to any Change of Control Transaction (as defined in Section 5);

(vii) The Obligor shall fail for any reason to deliver Common Stock certificates to a Holder prior to the fifth (5th) Trading Day after a Conversion Date or the Obligor shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Debenture in accordance with the terms hereof;

(viii) The Obligor shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within three (3) days after notice is claimed delivered hereunder;

(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Common Stock of the Obligor. In addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Obligor hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Debenture or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Debenture or the sale of the Underlying Shares.

Section 3. Conversion.

(a) Conversion at Option of Holder.

(i) This Debenture shall be convertible into shares of Common Stock at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 5) (subject to the

3

limitations on conversion set forth in Section 3(b) hereof). The number of shares of Common Stock issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Debenture to be converted by (y) the Conversion Price (as defined in Section 3(c)(i)). The Obligor shall deliver Common Stock certificates to the Holder prior to the third (3rd) trading day after a Conversion Date.

(ii) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Common Stock at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in shares of Common Stock; (2) the Common Stock is not listed or quoted for trading on the OTC or on a Subsequent Market; (3) the Obligor has failed to timely satisfy its conversion; or (4) the issuance of such shares of Common Stock would result in a violation of Section 3(b), then, at the option of the Holder, the Obligor, in lieu of delivering shares of Common Stock pursuant to Section 3(a)(i), shall deliver, within three (3) Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price, chosen by the Holder, and multiplied by the highest closing price of the stock from date of the conversion notice till the date that such cash payment is made.

Further, if the Obligor shall not have delivered any cash due in respect of conversion of this Debenture or as payment of interest thereon by the fifth (5th) Trading Day after the Conversion Date, the Holder may, by notice to the Obligor, require the Obligor to issue shares of Common Stock pursuant to Section 3(c), except that for such purpose the Conversion Price applicable thereto shall be the lesser of the Conversion Price on the Conversion Date and the Conversion Price on the date of such Holder demand. Any such shares will be subject to the provisions of this Section.

(iii) The Holder shall effect conversions by delivering to the Obligor a completed notice in the form attached hereto as Exhibit A (a "Conversion Notice"). The date on which a Conversion Notice is delivered is the "Conversion Date." Unless the Holder is converting the entire principal amount outstanding under this Debenture, the Holder is not required to physically surrender this Debenture to the Obligor in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Obligor shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.

(b) Certain Conversion Restrictions.

(i) A Holder may not convert this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of interest on, this Debenture held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Obligor the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.9% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Obligor shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 3(a)(i) and, at the option of the Holder, either retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess principal amount to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Obligor. Other Holders shall be unaffected by any such waiver.

(c) Conversion Price and Adjustments to Conversion Price.

(i) The conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to fifty percent (50%) of the lowest Closing Bid Price of the Common Stock during the thirty (30) days trading days immediately preceding the Conversion Date, as quoted by Bloomberg, LP.

(vi) In case of any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option,
(A) convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Common Stock following such reclassification or share exchange, and the Holder of this Debenture shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Obligor into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture could have been converted immediately prior to such reclassification or share exchange would have been entitled, or

(B) require the Obligor to prepay the outstanding principal amount of this Debenture, plus all interest and other amounts due and payable thereon. The entire prepayment price shall be paid in cash. This provision shall similarly apply to successive reclassifications or share exchanges.

(vii) The Obligor shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock issuable upon conversion of all outstanding amounts under this Debenture; and within three (3) Business Days following the receipt by the Obligor of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Obligor shall promptly reserve a sufficient number of shares of Common Stock to comply with such requirement.

(x) If (A) the Obligor shall declare a dividend (or any other distribution) on the Common Stock; (B) the Obligor shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Obligor shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Obligor shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Obligor is a party, any sale or transfer of all or substantially all of the assets of the Obligor, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or (E) the Obligor shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Obligor; then, in each case, the Obligor shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Obligor, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day calendar period commencing the date of such notice to the effective date of the event triggering such notice.

(xi) In case of any (1) merger or consolidation of the Obligor or any subsidiary of the Obligor with or into another Person, or (2) sale by the Obligor or any subsidiary of the Obligor of more than one-half of the assets of the Obligor in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

(d) Other Provisions.

(i) The Obligor covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Obligor as to reservation of such shares set forth in this Debenture) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 3(c)) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Obligor covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(ii) Upon a conversion hereunder the Obligor shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Obligor elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iii) The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Obligor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debenture so converted and the Obligor shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Obligor the amount of such tax or shall have established to the satisfaction of the Obligor that such tax has been paid.

(iv) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Obligor 's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v) In addition to any other rights available to the Holder, if the Obligor fails to deliver to the Holder such certificate or certificates pursuant to Section 3(a)(i) by the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Obligor shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the market price of the Common Stock at the time of the sale giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a Debenture in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Obligor timely complied with its delivery requirements under Section 3(a)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the market price of the Underlying Shares on the date of conversion was a total of $10,000 under clause (A) of the immediately preceding sentence, the Obligor shall be required to pay the Holder $1,000. The Holder shall provide the Obligor written notice indicating the amounts payable to the Holder in respect of the Buy-In.

Section 4. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Obligor, to:
Winevin International Inc
Vancouver
BC
V6C 1A4

If to the Holder:
BC0718806 Ltd

595 Hornby Street
Suite 600
Vancouver BC
V6C 1A4

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 5. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

"Change of Control Transaction" means the occurrence of (a) an acquisition

after the date hereof by an individual or legal entity or "group" (as described
in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control
(whether through legal or beneficial ownership of capital stock of the Obligor, by contract or
otherwise) of in excess of fifty percent (50%) of the voting securities of the Obligor (except
that the acquisition of voting securities by the Holder shall not constitute a Change of Control
Transaction for purposes hereof),
(b) a replacement at one time or over time of more than one-half of the members of the board
of directors of the Obligor which is not approved by a majority of those individuals who are
members
of the board of directors on the date hereof (or by those individuals who are
serving as members of the board of directors on any date whose nomination to the
board of directors was approved by a majority of the members of the board of
directors who are members on the date hereof), (c) the merger, consolidation or
sale of fifty percent (50%) or more of the assets of the Obligor or any
subsidiary of the Obligor in one or a series of related transactions with or
into another entity, or (d) the execution by the Obligor of an agreement to
which the Obligor is a party or by which it is bound, providing for any of the
events set forth above in (a), (b) or (c).

"Commission" means the Securities and Exchange Commission.

"Common Stock" means the common stock, par value, of the Obligor
and stock of any other class into which such shares may hereafter be changed or
reclassified.

"Conversion Date" shall mean the date upon which the Holder gives the
Obligor notice of their intention to effectuate a conversion of this Debenture
into shares of the Obligor's Common Stock as outlined herein.

"Closing Bid Price" means the price per share in the last reported trade of
the Common Stock on the OTC or on the exchange which the Common Stock is then
listed as quoted by Bloomberg, LP.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Original Issue Date" shall mean the date of the first issuance of this
Debenture regardless of the number of transfers and regardless of the number of
instruments, which may be issued to evidence such Debenture.

"Person" means a corporation, an association, a partnership, organization,
a business, an individual, a government or political subdivision thereof or a
governmental agency.

"Securities Act" means the Securities Act of 1933, as amended, and the
rules and regulations promulgated thereunder.

"Trading Day" means a day on which the shares of Common Stock are quoted on
the OTC or quoted or traded on such Subsequent Market on which the shares of
Common Stock are then quoted or listed; provided, that in the event that the
shares of Common Stock are not listed or quoted, then Trading Day shall mean a

Business Day.

"Transaction Documents" means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Irrevocable Transfer Agent Instructions, and the Registration Rights Agreement.

"Underlying Shares" means the shares of Common Stock issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

"Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

Section 6. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Obligor, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Obligor. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein. As long as this Debenture is outstanding, the Obligor shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

Section 7. This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Obligor, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Obligor, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

Section 8. If this Debenture is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Obligor.

Section 9. No indebtedness of the Obligor is senior to this Debenture in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder's consent, the Obligor will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Obligor under this Debenture.

Section 10. This Debenture shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of Nevada, and the U.S. District Court for the District of Nevada in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

Section 11. If the Obligor fails to strictly comply with the terms of this Debenture, then the Obligor shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys' fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder's rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 12. Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

Section 13. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 14. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 15. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

IN WITNESS WHEREOF, the Obligor has caused this Debenture to be duly executed by a duly authorized officer as of the date set forth above.

Winevin International Inc.,

By: _____
Name:
Title: President & CEO
Date

Holder

By _____
Name A J Jamani Director
Date

CORP SEAL (*IF NO SEAL PLEASE NOTARIZE HERE*)

EXHIBIT "A"

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $_____
of the principal amount of the above Debenture into Shares of Class A Common
Stock of Winevin International Inc., according to the conditions stated therein, as of the
Conversion Date written below.

Conversion Date:

Applicable Conversion Price:

Signature:

Name:

Address:

Amount to be converted: $

Amount of Debenture unconverted: $

Conversion Price per share: $

Number of shares of Common
Stock to be issued:

Please issue the shares of
Common Stock in the following
name and to the following address:

Issue to:

Authorized Signature:

Name:

Title:

Phone Number:

Broker DTC Participant Code:

Account Number:

NEITHER THIS DEBENTURE NOR THE SECURITIES INTO WHICH THIS DEBENTURE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

WINEVIN INTERNATIONAL INC.,
#E0691802005-0

CONVERTIBLE DEBENTURE
Original Issue Jan 24th, 2007
$100,000.00

This CONSOLIDATED SUBORDINATED CONVERTIBLE DEBENTURE (the "Debenture") is issued by Winevin International Inc., a Nevada corporation (the "Obligor"), to Aiden Demographics Corp (DE). (The "Holder").

On or about Jan 24th 2007, the Obligor issued to the Holder a Consultancy Agreement valued at $100,000. The Obligator hereby accrues, supersedes and settles with this Debenture (Exhibit Schedule).

This CONVERTIBLE DEBENTURE represents principle of $100,000.00 (one hundred and fifty thousand). This CONVERTIBLE DEBENTURE is being issued to replace and consolidate the outstanding principal owed to the Holder in lieu of payment.

FOR VALUE RECEIVED, pursuant to the attached Consultancy agreement, the Obligor hereby promises to pay to the Holder or its successors and assigns the principal sum of $100,000.00 on or before Jan 24th, 2009 (the "Maturity Date") in accordance with the following terms:

Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to zero percent (0%).

Notwithstanding the foregoing in the event that the Obligor has elected to redeem a portion of the outstanding principal amount and accrued interest under this Debenture the Holder shall be permitted to convert all or any portion of this Debenture during such three business day period.

This Debenture is subject to the following additional provisions:

Section 1. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2. Events of Default.

(a) An "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) Any default in the payment of the principal of, interest on or other charges in respect of this Debenture, or any other Debenture issued to the Holder, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise);

(ii) The Obligor shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) hereof) or any Transaction Document (as defined in Section 5) which is not cured with in the time prescribed;

(iii) The Obligor or any subsidiary of the Obligor shall commence, or there shall be commenced against the Obligor or any subsidiary of the Obligor under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Obligor or any subsidiary of the Obligor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Obligor or any subsidiary of the Obligor or there is commenced against the Obligor or any subsidiary of the Obligor any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Obligor or any subsidiary of the Obligor is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Obligor or any subsidiary of the Obligor suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Obligor or any subsidiary of the Obligor makes a general assignment for the benefit of creditors; or the Obligor or any subsidiary of the Obligor shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Obligor or any subsidiary of the Obligor shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Obligor or any subsidiary of the Obligor shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Obligor or any subsidiary of the Obligor for the purpose of effecting any of the foregoing;

(iv) The Obligor or any subsidiary of the Obligor shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Obligor or any subsidiary of the Obligor in an amount exceeding $10,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(v) NOT APPLICABLE

(vi) The Obligor or any subsidiary of the Obligor shall be a party to any Change of Control Transaction (as defined in Section 5);

(vii) The Obligor shall fail for any reason to deliver Common Stock certificates to a Holder prior to the fifth (5th) Trading Day after a Conversion Date or the Obligor shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Debenture in accordance with the terms hereof;

(viii) The Obligor shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within three (3) days after notice is claimed delivered hereunder;

(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Common Stock of the Obligor. In addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Obligor hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Debenture or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Debenture or the sale of the Underlying Shares.

Section 3. Conversion.

(a) Conversion at Option of Holder.

(i) This Debenture shall be convertible into shares of Common Stock at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 5) (subject to the limitations on conversion set forth in Section 3(b) hereof). The number of shares of Common Stock issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Debenture to be converted by (y) the Conversion Price (as defined in Section 3(c)(i)). The Obligor shall deliver Common Stock certificates to the Holder prior to the third (3rd) trading day after a Conversion Date.

(ii) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Common Stock at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in shares of Common Stock; (2) the Common Stock is not listed or quoted for trading on the OTC or on a Subsequent Market; (3) the Obligor has failed to timely satisfy its conversion; or (4) the issuance of such shares of Common Stock would result in a violation of Section 3(b), then, at the option of the Holder, the Obligor, in lieu of delivering shares of Common Stock pursuant to Section 3(a)(i), shall deliver, within three (3) Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price, chosen by the Holder, and multiplied by the highest closing price of the stock from date of the conversion notice till the date that such cash payment is made.

Further, if the Obligor shall not have delivered any cash due in respect of conversion of this Debenture or as payment of interest thereon by the fifth (5th) Trading Day after the Conversion Date, the Holder may, by notice to the Obligor, require the Obligor to issue shares of Common Stock pursuant to Section 3(c), except that for such purpose the Conversion Price applicable thereto shall be the lesser of the Conversion Price on the Conversion Date and the Conversion Price on the date of such Holder demand. Any such shares will be subject to the provisions of this Section.

(iii) The Holder shall effect conversions by delivering to the Obligor a completed notice in the form attached hereto as Exhibit A (a "Conversion Notice"). The date on which a Conversion Notice is delivered is the "Conversion Date." Unless the Holder is converting the entire principal amount outstanding under this Debenture, the Holder is not required to physically surrender this Debenture to the Obligor in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Obligor shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.

(b) Certain Conversion Restrictions.

(i) A Holder may not convert this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any

4

affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of interest on, this Debenture held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Obligor the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.9% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Obligor shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 3(a)(i) and, at the option of the Holder, either retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess principal amount to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Obligor. Other Holders shall be unaffected by any such waiver.

(c) Conversion Price and Adjustments to Conversion Price.

(i) The conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to fifty percent (50%) of the lowest Closing Bid Price of the Common Stock during the thirty (30) days trading days immediately preceding the Conversion Date, as quoted by Bloomberg, LP.

(vi) In case of any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option,
(A) convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Common Stock following such reclassification or share exchange, and the Holder of this Debenture shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Obligor into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture could have been converted immediately prior to such reclassification or share exchange would have been entitled, or

(B) require the Obligor to prepay the outstanding principal amount of this Debenture, plus all interest and other amounts due and payable thereon. The entire prepayment price shall be paid in cash. This provision shall similarly apply to successive reclassifications or share exchanges.

(vii) The Obligor shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock issuable upon conversion of all outstanding amounts under this Debenture; and within three (3) Business Days following the receipt by the Obligor of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Obligor shall promptly reserve a sufficient number of shares of Common Stock to comply with such requirement.

(x) If (A) the Obligor shall declare a dividend (or any other distribution) on the Common Stock; (B) the Obligor shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Obligor shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Obligor shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Obligor is a party, any sale or transfer of all or substantially all of the assets of the Obligor, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or (E) the Obligor shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Obligor; then, in each case, the Obligor shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Obligor, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day calendar period commencing the date of such notice to the effective date of the event triggering such notice.

(xi) In case of any (1) merger or consolidation of the Obligor or any subsidiary of the Obligor with or into another Person, or (2) sale by the Obligor or any subsidiary of the Obligor of more than one-half of the assets of the Obligor in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

(d) Other Provisions.

(i) The Obligor covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Obligor as to reservation of such shares set forth in this Debenture) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 3(c)) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Obligor covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(ii) Upon a conversion hereunder the Obligor shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Obligor elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iii) The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Obligor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debenture so converted and the Obligor shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Obligor the amount of such tax or shall have established to the satisfaction of the Obligor that such tax has been paid.

(iv) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Obligor 's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v) In addition to any other rights available to the Holder, if the Obligor fails to deliver to the Holder such certificate or certificates pursuant to Section 3(a)(i) by the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Obligor shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the market price of the Common Stock at the time of the sale giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a Debenture in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Obligor timely complied with its delivery requirements under Section 3(a)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the market price of the Underlying Shares on the date of conversion was a total of $10,000 under clause (A) of the immediately preceding sentence, the Obligor shall be required to pay the Holder $1,000. The Holder shall provide the Obligor written notice indicating the amounts payable to the Holder in respect of the Buy-In.

Section 4. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Obligor, to:
Winevin International Inc
Vancouver
BC
V6C 1A4

If to the Holder:
Aiden Demographics Corp (DE).
103 Fowler Ct
New Castle DE 19720

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 5. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

"Change of Control Transaction" means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Obligor, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of the Obligor (except

that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof),
(b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Obligor which is not approved by a majority of those individuals who are members
of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Obligor or any subsidiary of the Obligor in one or a series of related transactions with or into another entity, or (d) the execution by the Obligor of an agreement to which the Obligor is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c).

"Commission" means the Securities and Exchange Commission.

"Common Stock" means the common stock, par value, of the Obligor and stock of any other class into which such shares may hereafter be changed or reclassified.

"Conversion Date" shall mean the date upon which the Holder gives the Obligor notice of their intention to effectuate a conversion of this Debenture into shares of the Obligor's Common Stock as outlined herein.

"Closing Bid Price" means the price per share in the last reported trade of the Common Stock on the OTC or on the exchange which the Common Stock is then listed as quoted by Bloomberg, LP.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Original Issue Date" shall mean the date of the first issuance of this Debenture regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Debenture.

"Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Trading Day" means a day on which the shares of Common Stock are quoted on the OTC or quoted or traded on such Subsequent Market on which the shares of Common Stock are then quoted or listed; provided, that in the event that the shares of Common Stock are not listed or quoted, then Trading Day shall mean a Business Day.

"Transaction Documents" means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Irrevocable Transfer Agent Instructions, and the Registration Rights Agreement.

"Underlying Shares" means the shares of Common Stock issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

"Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

Section 6. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Obligor, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Obligor. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein. As long as this Debenture is outstanding, the Obligor shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

Section 7. This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Obligor, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Obligor, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

Section 8. If this Debenture is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Obligor.

Section 9. No indebtedness of the Obligor is senior to this Debenture in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder's consent, the Obligor will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Obligor under this Debenture.

Section 10. This Debenture shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of Nevada, and the U.S. District Court for the District of Nevada in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

Section 11. If the Obligor fails to strictly comply with the terms of this Debenture, then the Obligor shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys' fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder's rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 12. Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

Section 13. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 14. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 15. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

IN WITNESS WHEREOF, the Obligor has caused this Debenture to be duly executed by a duly authorized officer as of the date set forth above.

Winevin International Inc.,

By: _____
Name:
Title: President & CEO
Date January 24 2007

Holder

By _____
Aiden Demographics Corp
Name NORNA KOUNS
Date January 24th 2007

CORP SEAL

EXHIBIT "A"

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $_____
of the principal amount of the above Debenture into Shares of Class A Common
Stock of Winevin International Inc., according to the conditions stated therein, as of the
Conversion Date written below.

Conversion Date:

Applicable Conversion Price:

Signature:

Name:

Address:

Amount to be converted: $

Amount of Debenture unconverted: $

Conversion Price per share: $

Number of shares of Common
Stock to be issued:

Please issue the shares of
Common Stock in the following
name and to the following address:

Issue to:

Authorized Signature:

Name:

Title:

Phone Number:

Broker DTC Participant Code:

Account Number:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE ISSUER."

1,000,000 Warrants Certificate Number ___

WINEVIN INTERNATIONAL INC

CLASS A WARRANTS

EXERCISE TERM - March 30th 2010 - March 30th 2015

EXERCISE PRICE $0.50

Winevin International Inc, a Nevada corporation ("WINE"), certifies that for value received William Tupper Esq., or registered assigns (the "DEBT HOLDER"), is the owner of One Million (1,000,000) Class A Warrants of "WINE" (the "Warrants"). Each Warrant entitles the Debt Holder

to purchase from "WINE", at any time prior to the Expiration Date (as hereinafter defined), one share of the Common Stock of WINE for $0.50 (Fifty Cents) (the "Exercise Price"), on the terms and conditions hereinafter provided. The Exercise Price and the number of shares of Common Stock purchasable upon exercise of each Warrant are subject to adjustment as provided in these Warrants. These Warrants are issued pursuant to a Debt Agreement (the "WINEVIN CONSOLIDATED CONVERTIBLE DEBENTURE AGREEMENT", "Debt Agreement" between WINE and the Debt holder of these Warrants.

1. Exercise

Expiration Date. The Warrants may be exercised from time to time after March 30th 2010 and at any time prior to the earlier of March 30, 2015 (the " Expiration Date"), after which time the Warrants shall expire and be of no further force or effect.

Manner of Exercise. The Warrants are exercisable by delivery to " WINE" of the following (the " Exercise Documents"): (a) this Certificate (b) a written notice of election to exercise the Warrants (and the representations and warranties in such notice shall be true and correct) in the form of Exhibit A hereto; and (c) payment of the Exercise Price in cash, by check or by " cashless" exercise as contemplated by Section 1.3 of this Warrant Certificate. Within 30 days following receipt of the foregoing, " WINE" shall execute and deliver to the Investor: (a) a certificate or certificates representing the aggregate number of shares of Common Stock purchased by the Consultant, and (b) if less than all of the Warrants evidenced by this Certificate are exercised, a new certificate evidencing the Warrants not so exercised.

Compliance with Applicable Federal and State Securities Laws. Notwithstanding any provision of this Certificate to the contrary, " WINE" shall not be obligated to issue shares upon exercise of the Warrants if such issuance would be a violation of federal or applicable state securities laws.

Adjustments of Exercise Price and Number and Kind of Conversion Shares

In the event that " WINE" shall at any time hereafter (i) pay a dividend in Common Stock or securities convertible into Common Stock; (ii) subdivide or split its outstanding Common Stock; (iii) combine its outstanding Common Stock into a smaller number of shares; then the number of Shares to be issued immediately after the occurrence of any such event shall be adjusted so that the Investor thereafter may receive the number of shares of Common Stock it would have owned immediately following such action if it had exercised the Warrants immediately prior to such action and the Exercise Price shall be adjusted to reflect such proportionate increases or decreases in the number of Shares.

In case of any reclassification of the outstanding shares of Common Stock (other than a change covered by Section 2.1 hereof or a change which solely affects the par value of such shares) or in the case of any merger or consolidation in which WINE is not the continuing

corporation and which results in any reclassification or capital reorganization of the outstanding shares), the Debt Holder shall have the right thereafter (until the Expiration Date) to receive upon the exercise hereof, for the same aggregate pari passu Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property receivable upon such reclassification, capital reorganization, merger or consolidation, by a shareholder of the number of shares of Common Stock obtainable upon the exercise of the Warrants immediately prior to such event; and if any reclassification also results in a change in shares covered by Section 2.1, then such pari passu adjustment shall be made pursuant to both this Section 2.2 and Section 2.1. The provisions of this Section 2.2 shall similarly apply to successive reclassifications, capital reorganizations and mergers or consolidations, sales or other transfers.

Transfer.   Subject to compliance with applicable securities laws and the conditions set forth in the Debt Holder Agreement, the Warrants are transferable on the books of " WINE" maintained for such purpose by Debt Holder in person, or by duly authorized attorney, upon surrender of this Certificate properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer.   If less than all of the Warrants evidenced by this Certificate are transferred, WINE will, upon transfer, execute and deliver to the Investor a new certificate evidencing the Warrants not so transferred.

Registration Rights.

    If " WINE" shall determine to register any Common Stock under the Securities Act of 1933 (the " Securities Act") for sale in connection with an underwritten public offering of Common Stock for cash prior to December 31, 2009, and if the representative of the underwriters in the offering (the " Representative") advises " WINE" that it is willing to include in the offering shares of Common

Stock owned by shareholders of " WINE (" Shareholders"), " WINE" will give written notice thereof to

the Debt Holder and will use its best efforts to effect the registration under the Securities Act of all of the Warrant Shares which Debt Holder may request in a writing delivered to " WINE" within 15 days after the notice given by " WINE" provided, however, if the Representative shall refuse to include in such offering all of the shares requested be included by " WINE" and requesting Shareholders, the shares to be included shall be allocated first to " WINE" and then among the requesting Shareholders based on the respective number of shares of Common Stock held by such

Shareholders.   If " WINE"   decides not to file a registration statement with respect to such registration, or after filing determines to withdraw the registration statement before it becomes effective, " WINE"   will promptly so inform the Debt Holder, and " WINE"   will not be obligated to complete the registration of the Warrant Shares included or proposed to be included therein.

The Debt Holder agrees not to effect any public sale or distribution of Warrant Shares (regardless of whether the Warrant Shares are included in the registration) during the period beginning ten days prior to and ending 180 days (or such shorter period as may be permitted by the representative of the underwriters) after the effective date of any registration statement filed by WINE for a public offering of any of its securities (except as part of such registration).   This covenant shall survive the exercise of the Warrants.

The Debt Holder may not include Warrant Shares in any registration statement unless the Debt Holder (i) agrees to sell such Warrant Shares to the underwriters on the basis provided in any underwriting arrangement approved by WINE and (ii) completes, executes and furnishes all questionnaires, powers of attorney, indemnities, underwriting agreements and other information as WINE (and the underwriters) may reasonably require from the Debt Holder for inclusion in the registration statement.

If the Debt Holder desires to include in a registration statement Warrant Shares which have not been issued, the Debt Holder shall exercise such portion of the Warrants as may be necessary to provide Debt Holder with such Shares provided that such exercise may be made contingent upon the closing of the sale of Shares pursuant to such registration.

WINE shall bear and pay all expenses incurred in effecting any registration pursuant to this Section 4, including without limitation, all registration and filing fees, printing expenses, expenses of compliance with blue sky laws, fees and disbursements of counsel for WINE and expenses of any audits incidental to or required by any such registration; provided that the Debt Holder shall bear any legal expenses for its own counsel and underwriting discounts or broker commissions relating to the sale of the Warrant Shares.

Reservation of Shares.   WINE shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, such number of shares of Common Stock as shall from time to time be issuable upon exercise of the Warrants.   If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to permit the exercise of the Warrants, WINE shall promptly seek such corporate action as may necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

Notice and Addresses.   All notices, requests, consents and other communications required hereunder shall be in writing and by first class mail or by registered or certified mail, postage prepaid, return receipt requested, and (other than in connection with the exercise of the Warrants) shall be deemed to have been duly made when deposited in the mails upon mailing by first class mail or by registered or certified mail, postage prepaid, return receipt requested: if addressed to the Debt Holder, at the last address of such" :

COMPLETE

No Rights as Shareholder.   The Debt Holder shall have no rights as a shareholder of WINE with respect to the shares issuable upon exercise of the Warrants until the receipt by WINE of all of the Exercise Documents.   Except as may be provided by Section 2 of this Certificate, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date WINE receives all of the Exercise Documents.

        IN WITNESS WHEREOF, WINE has caused this Certificate to be signed by its duly authorized officer.

WINEVIN INTERNATIONAL INC

By: _____

Chief Executive Officer

Date

###

EXHIBIT " A"

NOTICE OF EXERCISE

(To be signed only upon exercise of the Warrants)

To:

The undersigned hereby elects to purchase shares of Common Stock (the " Warrant Shares") of WINEVIN INTERNATIONAL INC., a Nevada corporation (the " WINE"), pursuant to the terms of the enclosed common stock warrant certificate (the " Certificate"). The undersigned tenders herewith payment of the exercise price pursuant to the terms of the Certificate.

The undersigned hereby represents and warrants to, and agrees with, WINE as follows:

1.   The undersigned is acquiring the Warrant Shares for its own account, for investment purposes only.

2.   The undersigned understands that an investment in the Warrant Shares involves a high degree of risk, and the undersigned has the financial ability to bear the economic risk of this investment in the Warrant Shares, including a complete loss of such investment. The undersigned has adequate means for providing for its current financial needs and has no need for liquidity with respect to this investment.

3.   The undersigned is an " accredited investor" as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the " Securities Act").

4.   The undersigned has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Warrant Shares and in protecting its own interest in connection with this transaction.

5.   The undersigned understands that the Warrant Shares have not been registered under the Securities Act or under any state securities laws. The undersigned is familiar with the provisions of the Securities Act and Rule 144 thereunder and understands that the restrictions on transfer on the Warrant Shares may result in the undersigned being required to hold the Warrant Shares for an indefinite period of time.

6.   The undersigned believes that it has received all the information it considers necessary or appropriate for deciding whether to invest in the Warrant Shares, and The undersigned has had an opportunity to ask questions and receive answers from WINE and its officers and directors regarding the business, prospects and financial condition of WINE.

7.   The undersigned agrees not to sell, transfer, assign, gift, create a security interest in, or otherwise dispose of, with or without consideration   (collectively, " Transfer") any of the Warrant Shares except pursuant to an effective registration statement under the Securities Act or an exemption from registration.   As a further condition to any such Transfer, except in the event that such Transfer is made pursuant to an effective registration statement under the Securities Act, if in the reasonable opinion of counsel to WINE any Transfer of the Warrant Shares by the contemplated transferee thereof would not be exempt from the registration and prospectus delivery requirements of the Securities Act, WINE may require the contemplated transferee to furnish WINE with an investment letter setting forth such information and agreements as may be reasonable requested by WINE to ensure compliance by such transferee with the Securities Act.

Each certificate evidencing the Warrant Shares will bear the following legend:

" THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE   " ACT") AND ARE " RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT.   THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE ISSUER."

Number of Warrants Exercised:

Cashless Exercise ____   Yes   ___ No

Dated:_____ _

[Name]